Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Deuce Drone, Inc.
358 St. Louis Street
Mobile, AL 36602
https://www.deucedrone.com

Up to $4,022,400.00 in Class A Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Deuce Drone, Inc.
Address: 358 St. Louis Street, Mobile, AL 36602
State of Incorporation: DE
Date Incorporated: October 14, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Class A Common Stock
Offering Maximum: $4,022,400.00 | 4,022,400 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives*</u>

Early Bird, Time Based

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 5% bonus

Early Bird Bonus - Next 7 days | 3% bonus shares

Volume Based

Tier 1 perk ($500+) – 1 free delivery fee within a launched DD Service Area

Tier 2 perk ($1000+) – 5 free delivery fees ($100 or less package value) or 1 month free on DD Annual Subscription Fee

Tier 3 perk ($5,000+) – 6 months free on DD Annual Subscription Fee

Tier 4 perk ($10,000+) – 3% bonus shares) + Tier 2 Perk

Tier 5 perk ($25,000+) – 5% bonus shares + Tier 3 Perk

Tier 6 perk ($50,000+) – 10% bonus shares + 1 year free on DD Annual Subscription Fee

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Deuce Drone, Inc. will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Commomn Stock at $1.00 / share, you will receive 10 additional shares of Class A Common Stock meaning you'll own 110 shares for $100. Fractional units will not be distributed and shares bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Deuce Drone is a last-mile, delivery-by-drone company based in Mobile, AL. At Deuce Drone, we are focused on making last-mile delivery cost-effective for businesses to achieve a competitive edge in today's market landscape as well as the evolving market dynamics of tomorrow. Deuce Drone offers same-day and same-hour, contactless delivery for customers at a better price, better quality, and a better impact on the environment. To do so, we are developing networks and infrastructure within communities to connect businesses to customers and businesses to other businesses. We are rapidly developing a hardware and software solution, which will allow our drones to achieve FAA-approved autonomous flight while adhering to stringent safety requirements and expanding the "last-mile" footprint of our delivery service. Collectively, we expect these efforts, when scaled and fully automated, to transform delivery services, expand the reach of businesses to customers, and revolutionize customer fulfillment.

Deuce Drone was initially organized as a Delaware limited liability company on October 14, 2019 and converted to a Delaware corporation on July 15, 2021.

Competitors and Industry

Within the delivery-by-drone industry, all participant companies are subject to the rules and regulations of the Federal Aviation Administration. Today, those rules, under Part 107, allow for line-of-sight flights and Operations Over People with appropriate safety precautions for drone-payload configurations under 55 total pounds. Additionally, under Part 135, the rules allow for drone-payload configurations greater than 55 total pounds for FAA-certified aircraft and operations.

The company is not aware of any drone manufacturers that currently have or operate an FAA-type certified aircraft for drone delivery purposes. As such, the competition -- whether small startups or large, well-established delivery companies -- all face the same challenges and constraints to establish their footholds within the industry. Direct competitors include Amazon, FedEx, Wing, DraganFly and DroneUp, among others. Indirectly, the ground delivery companies include UPS, FedEx, Amazon, DoorDash, UberEats, among many others, to include all of the companies who provide their own delivery services for their products.

The global drone services market was estimated at $3.7 billion in 2020 and is projected to grow at a CAGR of 45.3% from 2021 to 2027 when it is projected to reach $51.3 billion (Source: QYResearch).

Current Stage and Roadmap

<u>Current Stage</u>

Currently, we have developed, tested, and proven our initial product and service offering, which complies with the FAA's Part 107 regulations, to include approval for Operations Over People (OOP) and consists of the following elements:

1. A drone, modified with a payload container and parachute

2. Propietary software to allow for precision take-off and landing of the delivery drone and waypoint navigation

3. Propietary operational processes and procedures to ensure safety and repeatability

4. "Retail Agreements" with clients (businesses, retailers, grocers, food service industry companies) to provide delivery service in support of their business operations

5. Proprietary apparatus for Launch Zone and Landing Zone operations

6. Relationships and support to expand operations within the greater Mobile, AL and Baldwin County, AL region

<u>Future Roadmap</u>

Clearly, the vision is to expand to autonomous, ubiquitous and beyond visual line of sight (BVLOS) flights. Our current stage of development is the foundation for this future expansion. On Jun. 1, 2021, we conducted our first operational food delivery flight and the immediate (within 30 days) path forward is to finalize software elements to further improve the efficiency of operational flights by adding increasing levels of automation. Next, we will expand the rate of operational and revenue-generating flights to continue to test our product and increase customer exposure. Simultaneously, we will complete the filing and work to obtain FAA Part 135 certification of an unmanned aerial system (UAS) that allows air carrier operations with increased autonomy, increased range to include beyond visual line of site and multiple flight paths that allow expanision of our customer base and area of operations. The final stage will be to expand our retail partner base to national brands/companies inside and outside the Gulf Coast region.

The Team

Officers and Directors

Name: Mr. Philip Burton

Mr. Philip Burton's current primary role is with Burton Property Group LLC. Mr. Philip Burton currently services He contributes less than 1 hour per week on average in his Director and Advisory Role. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 17, 2019 - Present
  Responsibilities: Provide strategic advice, guidance and direction for the company. He contributes such support at less than 1 hour per week and does not currently receive compensation for his role.

Other business experience in the past three years:

- **Employer:** Burton Property Group LLC
  Title: President and CEO
  Dates of Service: January 01, 2011 - Present
  Responsibilities: CEO

Name: Mr. Rhett Ross

Mr. Rhett Ross's current primary role is with The Baypointe Group LLC. Mr. Rhett Ross currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founding Partner, CEO, and Director
  Dates of Service: October 19, 2021 - Present
  Responsibilities: Leads the company and does not currently receive any compensation for his role.

Other business experience in the past three years:

- **Employer:** Continental Aerospace Technologies, Inc.
  Title: CEO & Director
  Dates of Service: November 05, 2007 - September 30, 2019
  Responsibilities: Leads the company.

Other business experience in the past three years:

- **Employer:** The Baypointe Group LLC
  Title: Principal
  Dates of Service: March 01, 2013 - Present
  Responsibilities: Advisory and consulting.

Name: John Fanning

John Fanning's current primary role is with Netcapital Inc.. John Fanning currently services He contributes less than 1 hour per week on average in his Director and Advisory Role. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: October 14, 2019 - Present
  Responsibilities: Board Member. John does not receive any compensation for his role.

Other business experience in the past three years:

- **Employer:** Netcapital Inc.
  Title: Chairman
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Chairman of the Board and Strategist

Name: Ed Fienga

Ed Fienga's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: April 12, 2021 - Present
  Responsibilities: Daily operations oversight including business, development and general operations. He is currently compensated at $0.00 and with an equity grant equaling 500,000 shares that vests on a set schedule per his contract. Upon the start of this Reg CF offering, he will receive an annual salary of $100,000.

Other business experience in the past three years:

- **Employer:** Sehlke Consulting LLC
  Title: Partner and Director Air Force & DoD Programs

Dates of Service: October 01, 2016 - Present
Responsibilities: Advisory as Director

Name: Cecilia Lenk

Cecilia Lenk's current primary role is with Netcapital Inc.. Cecilia Lenk currently services She contributes less than 1 hour per week on average in her Director and Advisory Role. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: October 14, 2019 - Present
  Responsibilities: Board Member and Advisory. Cecilia does not receive compensation for this role.

Other business experience in the past three years:

- **Employer:** Netcapital Inc.
  Title: CEO
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Provide strategic advice, guidance and direction for the company.

Other business experience in the past three years:

- **Employer:** ValueSetters Inc.
  Title: CEO
  Dates of Service: July 01, 2017 - Present
  Responsibilities: Provide strategic advice, guidance and direction for the company.

Other business experience in the past three years:

- **Employer:** LaunchVenture Group
  Title: Angel Investor
  Dates of Service: June 01, 2012 - Present
  Responsibilities: Evaluate and invest in early stage companies.

Name: Brennan Lincoln

Brennan Lincoln's current primary role is with Code Law LLC. Brennan Lincoln currently services He contributes less than 1 hour per week on average in his Director and Advisory Role. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board of Directors
  Dates of Service: August 03, 2020 - Present
  Responsibilities: Board Member and Legal Advisory. Brennon does not currently receive compensation for this role.

Other business experience in the past three years:

- **Employer:** Code Law LLC
  Title: Attorney at Law
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Provide legal services to firm clients.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in the amount of up to $4,022,400 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your

investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Deuce Drone Unmanned Aerial System for Last Mile Package Delivery or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Deuce Drone Unmanned Aerial System for Package Delivery. Delays or cost overruns in the development of our Deuce Drone Unmanned Aerial System for Package Delivery and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Deuce Drone Inc. was initially formed on October 14, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Deuce Drone Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Deuce Drone Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might

be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Deuce Drone Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Deuce Drone Inc. could harm our reputation and materially negatively impact our financial condition and business.

Federal Aviation Regulations

The business model is subject to certification and regulation under the Federal Aviation Regulations (FAR). The FAR as it applies to Unmanned Aerial Systems (UAS), more commonly known as drones, is still being developed and modified. There is no guarantee that the FAR will result in rules that will allow the Deuce Drone business model or services to become approved for operation or that even if approved for operation that they will allow such operation to be done across the entire United States geographic region or profitably.

Competition

While the concept of Last Mile Package Delivery by Drone is new, Deuce Drone is developing its concept in a competitive field. There is no guarantee that Deuce Drone will develop its technology, receive FAA certification or achieve competitive success against competitors that may be better funded, more advanced in their development or better aligned with partners than Deuce Drone.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Burton Holding Company LLC (managed by Philip Burton)	3,000,000	Class B Common Stock	18.0
Reserved for Employees/Contractors	3,480,000	Class B Common Stock	20.8

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,022,400 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

The holders of Class A Common Stock and Class B common stock shall vote together on all matters submitted to a vote. Each holder of Class A Common Stock has 1 vote per share.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 17,000,000 with a total of 16,671,587 outstanding.

Voting Rights

Each holder of Class B Common Stock shall be entitled to 10 votes per share.

Material Rights

The total amount outstanding includes 3,095,105 shares to be issued pursuant to employee grants issued.

The total amount outstanding includes 384,895 shares to be issued pursuant to employee grants, reserved but unissued.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $106,500.00
  Number of Securities Sold: 298,570
  Use of proceeds: Initial proof of concept for automated flight and delivery.
  Date: May 05, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $771,017.00
  Number of Securities Sold: 773,017
  Use of proceeds: Autonomous flight software development, additional drone and package designs, ground operation systems, delivery demonstrations and customer development.
  Date: May 01, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year Ended December 31, 2020 (*First Year of Operations*)

Revenue

Revenue for fiscal year 2020 was $1,000. As this was the first year of operations, there is no prior year comparison. The $1,000 payment was recorded as revenue to clearly capture a third party payment and to start to standardize company financial formats. However, the payment was not for actual sales of goods or services or considered as an investment. It was provided by an early stage retail partner to defray development costs leading to the demonstration of an early package delivery flight proof of concept. There was no other revenue in 2020 as this was the company's first year of operations.

Cost of Sales

There are no cost of sales as the revenue received was not for the sale of goods or services.

Gross Margins

As the company recorded no cost of sales, its gross margin was $1,000 (100%). This is not an accurate reflection of future performance as the company did not record any COGS as all work was performed as Research and Development.

Expenses

The company's expenses consist of, among other things, compensation and benefits, marketing expenses, research and development costs, engineering software costs, professional services fees, fundraising fees, rent, interest expense for credit card and certain loans. This is the first year of company operations, so there are no past year or period comparables. The company had total operating expenses of $555,724 and total other expenses of $929 for total expenses in 2020 of $556,653.

Historical results and cash flows:

The Company is currently in the research and development stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected in the future because the company anticipates that it will increase spending to, among other things, hire additional development engineers, test technicians and support staff, increase marketing efforts to prepare for the launch of its services, increase the work to complete its regulatory and product certification under the Federal Aviation Regulations, and acquire assets including drones and landing systems. Past cash was primarily generated through loans from founding members and equity investments. Our goal is to utilize the funds from this fundraising round to provide cash flows to accelerate our certification and product launch to allow revenue operations to begin in 2023 or earlier.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently maintains $10,000 to $20,000 of operating funds to support payroll and related costs for operations. Additional funds are provided as needed by shareholders through loans and convertable note vehicles.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are critical to our company operations. These funds will be used to support salaries, general operating costs, rent, and research and development in our core technology.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the company minimum, we will be able to sustain operations at the current level through our current investor commitments but will not be able to accelerate our efforts.

How long will you be able to operate the company if you raise your maximum funding goal?

If our maximum raise is achieved, we will be able to operate the company for approximately two (2) years. This is based on a projected monthly burn rate of $100,000 for expenses related to research and development, salaries, additional asset purchases of drones, drone hardware, and landing systems. In addition, we expent intermittent spending to complete regulatory and certification requirements that will add periodically to the monthly burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We would expect to obtain additional capital in the future through an additional capital raise up to and including an IPO via traditional or other methods.

Indebtedness

- **Creditor:** Rhett Ross
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  This is an indefinite term Demand Promissory Note of $10,000 each for Rhett Ross and Philip Burton.

- **Creditor:** Philip Burton
  Amount Owed: $45,000.00
  Interest Rate: 8.0%
  These are indefinite term Demand Promissory Notes due to Philip Burton with no term other than the Demand Term. They are in denominations of $25,000, $10,000 and $10,000.

- **Creditor:** The Baypointe Group, LLC
  Amount Owed: $25,000.00
  Interest Rate: 8.0%
  This is an indefinite term, demand promissory note in the value of $25,000 and 8% interest. There are no other terms.

- **Creditor:** NetCapital, Inc.
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022
  Convertible Note upon completion of at least a $1,000,000 raise.

- **Creditor:** NetCapital, inc.
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity Date: February 24, 2023
  Convertible note upon completion of at least a $1,000,000 raise.

Related Party Transactions

- **Name of Entity:** Philip Burton
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Philip Burton has provided a loan to the company as previously disclosed in the Indebtedness section.
  Material Terms: Two Indefinite term Demand Promissory Notes in the amount of $25,000 and $10,000 respectively at 8% interest.

- **Name of Entity:** Rhett Ross
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $10,000.00
  Material Terms: Indefinite term Demand Promissory Notes as previously disclosed in the amount of $10,000 respectively at 8% interest.

- **Name of Entity:** NetCapital, Inc.
  Names of 20% owners: NetCapital LLC
  Relationship to Company: 14% shareholder in the company
  Nature / amount of interest in the transaction: Convertible Note with a $50,000 value.
  Material Terms: These are $50,000 and $10,000 dollar convertible notes with an 8% interest rate and a conversion term of a conversion to stock at the next capital raise in excess of $1,000,000 with a 20% discount to the purchase price of the stock at that time. Maturity Date: December 31, 2022 and February 24, 2023 respectively.

- **Name of Entity:** The Baypointe Group, LLC
  Names of 20% owners: Janelle Lee Ross (51%) and Rhett C Ross (49%).
  Relationship to Company: Company minority owned by Rhett Ross and used as a holding company for investment of family money.
  Nature / amount of interest in the transaction: $25,000 loan
  Material Terms: Indefinite term Demand Promissory Note as previously disclosed in the amount of $25,000 respectively at 8% interest.

Valuation

Pre-Money Valuation: $16,671,587.00

Valuation Details:

Deuce Drone set its pre-money valuation based on an analysis of the following factors:

The company completed its first rounds of fundraising setting a valuation of $4,295,605 based on completing a successful demonstration of package delivery capability as well as first generation autonomous flight software. This culminated with a successful delivery of food between a retail food establishment and a 300-person office building in Mobile, Alabama on June 1, 2021.

Since our previous raise, we have conducted our first operational food delivery flight on June 1, 2021. Additionally, with the advanced technology developed by our engineering team focused on improving every customer's experience through reducing the delivery time and cost of last-mile delivery, our team's experience in aerospace operations provides a competitive advantage in navigating the complex safety and regulatory framework required by the Federal Aviation Administration (FAA).

Based on the above items, the Founders and Company Management have established a pre-money valuation for the business of approximately $16.7 million.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all options are exercised. The company does not have preferred stock, outstanding warrants, or other securities with a right to acquire shares. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  Complete the development of flight automation, route planning, obstacle avoidance, and ground control artificial intelligence software.

If we raise the over allotment amount of $4,022,400.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  46.5%
  Complete the development of flight automation, route planning, obstacle avoidance, and ground control artificial intelligence software.

- *Marketing*
  10.0%
  Expand business and consumer customer awareness of Deuce Drone offerings and perform revenue delivery.

- *FAA Certification*
  20.0%

Complete filings, data submission and interaction with the FAA to achieve Part 135 certification. This certification will allow operations to expand throughout the Unites States.

- *Working Capital*
  20.0%
  This will provide general working capital to acquire drones, drone ports and general items to grow and operate the business as it performs early stage delivery operations under the more restrictive FAA Part 107 drone operations regulations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.deucedrone.com (On the Invest Page.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/deuce-drone

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Deuce Drone, Inc.

[See attached]

DEUCE DRONE LLC
A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report

December 31, 2020 and 2019

DEUCE DRONE LLC

Period Ended December 31, 2020 and 2019

Table of Contents

F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Managers and Management of
Deuce Drone LLC

Opinion

We have audited the accompanying financial statements of Deuce Drone LLC (the Company), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in members equity, and cash flows for the year ending December 31, 2020 and for the period from October 14, 2019 (inception) to December 31, 2019, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deuce Drone LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ending December 31, 2020 and for the period from October 14, 2019 (inception) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company requires outside funding and capital resources, has not yet commenced its principal operations and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Members of:
WSCPA
AICPA
PCPS

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Deuce Drone LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Deuce Drone LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Deuce Drone LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
June 25, 2021

DEUCE DRONE LLC

BALANCE SHEETS

December 31, 2020 and 2019

(audited)

	2020		2019	
Assets				
Current assets				
Cash and cash equivalents	$	81,407	$	-
Prepaid expenses & other current assets		3,220		-
Total current assets		84,627	$	-
Property & equipment, net		36,077		-
Security deposits		500		-
Total assets	$	121,204	$	-
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	87,028	$	-
Total liabilities		87,028		-
Commitments and contingencies		-		-
Members' equity				
Membership interest units		590,829		-
Accumulated deficit		(556,653)		-
Total members' equity		34,176		-
Total liabilities and members' equity	$	121,204	$	-

See independent auditor's report and accompanying notes to the financial statements.

DEUCE DRONE LLC

STATEMENTS OF OPERATIONS

For the Year Ending December 31, 2020 and For The Period From October 14, 2019 (inception) to December 31, 2019

(audited)

	For the Year Ending December 31, 2020	For The Period From October 14, 2019 (inception) to December 31, 2019
Revenue	$ 1,000	$ -
Operating expenses		
Payroll and consulting	375,587	-
General and administrative	79,159	-
Professional fees	55,135	-
Advertising and marketing	46,843	-
Total operating expenses	556,724	
Loss from operations	(555,724)	-
Other income (expense)		
Other income	1,000	-
Interest expense	(1,929)	-
Total other income (expense)	(929)	
Net loss	$ (556,653)	$ -

See independent auditors' report and accompanying notes to the financial statements.

DEUCE DRONE LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ending December 31, 2020 and For The Period From October 14, 2019 (inception) to December 31, 2019

(audited)

	Membership Interest		Accumulated	Total Members'
	Units	Amount	Deficit	Equity
Balance on October 14, 2019 (inception)	-	-	-	-
Net loss			-	-
Balance on December 31, 2019	-	$ -	$ -	$ -
Units issued as compensation	12,463,281	-	-	-
Units sold via equity crowdfunding	817,576	623,506	-	623,506
Less offering costs	-	(32,677)	-	(32,677)
Net loss	-		(556,653)	(556,653)
Balance on December 31, 2020	13,280,857	$ 590,829	$ (556,653)	$ 34,176

See independent auditors' report and accompanying notes to the financial statements.

DEUCE DRONE LLC

STATEMENTS OF CASH FLOWS

For the Year Ending December 31, 2020 and For The Period From October 14, 2019 (inception) to December 31, 2019

(audited)

	For the Year Ending December 31, 2020	For The Period From October 14, 2019 (inception) to December 31, 2019
Cash flows from operating activities		
Net loss	$ (556,653)	$ -
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	2,032	-
Changes in operating assets and liabilities:		
Change in prepaids & deposits	(3,720)	-
Change in accounts payable & accrued expenses	37,028	-
Net cash used by operating activities	(521,313)	-
Cash flows from investing activities		
Purchase of property & equipment	(38,109)	-
Net cash provided by financing activities	(38,109)	-
Cash flows from financing activities		
Proceeds from related party loans	50,000	-
Net proceeds from sale of membership units	590,829	-
Net cash provided by financing activities	640,829	-
Net increase in cash and cash equivalents	81,407	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 81,407	$ -
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent auditors' report and accompanying notes to the financial statements.

DEUCE DRONE LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020 AND FOR THE PERIOD OCTOBER 14, 2019 (INCEPTION) TO DECEMBER 31, 2019

NOTE 1. Description of Business and Summary of Accounting Principles

Description of the Organization

Deuce Drone LLC ("Deuce Drone," "we," "our," or the "Company"), was formed as a limited liability company in the state of Delaware on October 14, 2019. The Company plans to solve the last mile delivery problem for brick-and-mortar retailers by designing, building and operating drone delivery systems that transform retail stores into customer fulfillment centers.
Deuce Drone's mission is to provide a cost-effective, technology-driven solution for same-day delivery to allows retailers to compete with major e-commerce players.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company's website is www.deucedrone.com.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Equity-Based Compensation

The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to members' equity during the period during which services are rendered.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 established that the Company recognize revenue using the following five-step model:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as, the Company satisfies a performance obligation.

The Company has not yet generated material revenue and all revenue to date was the result of demonstration fees as the Company markets its product and service capabilities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company does not have any cash equivalents at December 31, 2020 or 2019.

Property and Equipment

Property and equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on a straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service. The Company had no equipment at December 31, 2019. As of December 31, 2020, the Company's property and equipment consisted of the following:

	2020	2019
Drones	$ 26,969	$ -
Computers & Equipment	11,140	-
Total fixed assets	38,109	-
Less accumulated depreciation	(2,032)	-
Property & equipment, net	$ 36,077	$ -

During the years ended December 31, 2020 and 2019, the Company recognized $2,032 and $0 in depreciation expense, respectively, included in general and administrative expenses.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has not recorded any asset impairments.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. As of December 31, 2020 or 2019, the Company has not yet reached technological feasibility and total software development costs of approximately $349,000 have been expensed during the period, primarily consisting of contract and employee engineering/coding costs.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize right of use lease assets and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 2. Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has not commenced its principal operations as of December 31, 2020, and is reliant on outside sources of funding. In addition, without significant capital resources, the Company will not be able to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash resources are not sufficient to fund its anticipated operating losses, capital expenditures, lease payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include: Seeking to continue to raise equity for working capital purposes. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues. Management also intends to continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results and substantial doubt remains about the Company's ability to continue as a going concern. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3. Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The carrying amounts reported in the balance sheet approximate their fair value.

NOTE 4. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2020 and 2019, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Chief Executive Offices donates temporary office space as needed. On March 11, 2020, the Company agreed to be responsible for the payment of rent, departures fees and other fees for an apartment in Mobile, Alabama that is used by Company employees. The minimum monthly payments under this agreement amount to $2,900 and the Company agreed to a three-month minimum. After the initial three-month period, the lease continues on a month-to-month basis.

On March 6, 2020, the Company entered into a lease agreement for drone testing space for a 12-month term at a rate of $100 per month, for aggregate minimum future lease payments of $1,200.

NOTE 5. Debt and Related Party Transactions

During the year ended December 31, 2020, the Company entered into two separate demand promissory notes, one of which was with a Member of the Company and the other of which was with an entity controlled by a Member of the Company. The loans total an aggregate $50,000 and carry interest at 8% per annum. If the nots are not paid upon written demand from the holders, an additional 2% default interest will be applicable.

The Company has also recorded an additional $6,934 in accounts payable due to the same two related parties.

NOTE 6. Members' Equity

At December 31, 2020 and 2019, the Company had a single class of membership interest units ("Units") authorized, and no Units issued.

During the year ended December 31, 2020, the following units were issued:

9,150,000 Units were granted to its founding members for services rendered.

5,350,000 Units were designated for consultants to provide services, of which 3,290,417 were vested and issued during the year and valued at $0 using a net asset value (NAV) valuation methodology due to the restrictions on transfer and lack of marketability of the units. The remaining units are expected to vest over the remaining average 40-month period.

500,000 Units were designated for an employee compensation pool, 185,000 of which were granted to employees and consultants during the year. Of the 185,000 shares granted, 22,865 vested during the year and valued at $0. The remaining are expected to vest ratably over the remaining average 44-month term so long as the individuals remained employed by the Company. Two individuals were not longer employed/engaged by the Company as of December 31, 2020, thus a total of roughly 43,000 units were forfeited during the period.

298,570 Units were sold via an equity crowdfunding via a Reg CF offering at $.35 per unit for gross proceeds of $104,500 received during 2020.

519,006 Units were sold in a second round of crowdfunding via a Reg CF at $1.00 per unit for gross proceeds of $519,006 received during 2020.

The Company recognized an aggregate $32,677 in offering costs associated with these equity raises, which were recognized as a reduction in overall members' equity.

NOTE 7. Subsequent Events

The COVID-19 pandemic continues to have a significant global impact and causing detrimental impacts to the logistics and supply chains. As of June 2021, our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our ongoing financial condition, operations, and business plans for 2021 and the foreseeable future. Our operations have adapted remote workspaces, including ongoing and planned programming and product enhancements. Our software development and next expected milestones of our product may be impacted, and we may experience delays in anticipated timelines and milestones.

In May 2021, the Company's second Reg CF offering closed, resulting in the aggregate sale of 252,341 units after January 1, 2021 for gross proceeds of $252,341. All amounts due to the Company from its offerings have been received in full.

The Company evaluated subsequent events through June 25, 2021, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Deuce Drone

Deuce Drone -- We Deliver!


Autonomous
Delivery Drones

Website Mobile, AL TECHNOLOGY

With Deuce Drone, you don't change, but your sales reach and customer experience are drastically improved through your new delivery capabilities. We provide a hands-off automated delivery system that allows your customers to receive their order quickly while lowering delivery costs to both you and your customers. We provide every retailer the ability to become a distributor!

$0.00 raised

$771,017 previously crowdfunded

0 Investors	$16.7M Valuation
$1.00 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$4.02M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- A $100+ billion (USD) market opportunity for drone-related services! Drone use will drive $100 billion in cost savings across industries by 2024 with the drone delivery and logistics market estimated to grow from $5 billion in 2019 to $11 billion in 2026, at a CAGR of 10.8%.
- Our team is comprised of aerospsace and logistics industry experts, MIT-educated engineers, robotics engineers, corporate executives all passionately focused on actualizing the company's vision to bring autonomous, reliable, and safe drone delivery to the nation.
- With 1700+ investors already invested, Deuce Drone is rapidly growing to meet the need for delivery speed.

OVERVIEW

We are Deuce Drone: your last-mile, delivery-by-drone company

At Deuce Drone, we are focused on making last-mile delivery cost-effective for businesses - all to achieve a competitive edge in today's market landscape, and evolve market dynamics for tomorrow.

Deuce Drone offers same-day, and same-hour, delivery for customers.


We Are
Elevating
Deliveries
Fulfill orders in minutes
Cut delivery costs
Delight your customers

Image used in this photo is of a prototype product. Deuce Drone is not currently available on the market.

To do so, we are developing networks and infrastructure within communities to connect businesses and consumers alike. We are rapidly developing a hardware and software solution that will allow our drones to achieve FAA-approved autonomy, all while adhering to stringent safety requirements and expanding the "last-mile" footprint of our delivery service.

Collectively, these efforts will transform delivery services, expand the reach of businesses to customers, and revolutionize customer fulfillment.

We are not just developing a delivery capability to augment current delivery options - we have embarked on a journey whose final destination is fully autonomous, FAA-compliant airspace management, safe and secure customer fulfillment.


We are developing
Autonomous
Delivery
Drones

Images used in these photos are of a prototype product. Deuce Drone is not currently available on the market.

In short, we are starting with a blank and borderless canvas on which we will indelibly imprint the expectations of delivery for customers, communities, and industries.

**Below is a computer generated demo version of Deuce Drone. Product is currently under development.*

THE PROBLEM

Solving the last-mile delivery challenge faced by businesses and consumers alike

- Every retailer is affected by expensive manual packaging, handling, and delivery processes through the current over-the-road delivery systems.
- Customers, in many cases, must wait hours for their food or days to weeks for their consumer products to be delivered with additional delivery costs.
- Tampering that affects the quality of the customer's order is commonplace.
- Over the road delivery vehicles add to road congestion and adverse environmental conditions.
- Traffic conditions affect how quickly a customer will get their delivery.

All these conditions have combined to make the last mile of delivery the most expensive and complex small package delivery problem plaguing our society today.



The Competition Continually Gets Fiercer
American industries must continue to exploit tech efficiencies to maintain competitiveness
States/communities must offer quality of life advantages to attract prospective residents
Retailers must offer same-day/same-hour delivery in order to retain customers & compete with Amazon
55%
of customers will switch to a competitor if they offer faster service
40%
of consumers consider delivery a "must-have" for food retailers
20%
of consumers have switched or will switch stores if there is no delivery service
26%
potential grocery store net profit loss over 3 years if last-mile delivery aren't improved

Source for Delivery and Consumers
Source for Lost Profit

THE SOLUTION

Offering same-day, in some cases same-hour, drone delivery solutions for retailers

Same-day delivery is a pain point to the retailer and customer. Utilizing drones will also make it a highly regulated business under the Federal Aviation Regulations.

Our solution is to automate nearly every aspect of the delivery process.
- Our advanced autonomous software will allow our drones to fly point to point with no human intervention.
- Our flight control system will allow us to monitor our drones to ensure each delivery is completed within minutes of loading.
- Our ground-based autonomous package handling will allow a retailer to simply put the package in the delivery receptacle. With our proprietary equipment, the drone loading and delivery will be quickly completed without additional handling or affecting the quality of the contents to be delivered.
- Our team's aviation experience will ensure a focus on safe day-to-day operations.

With the advanced technology developed by our engineering team focused on improving every customer's experience through reducing the delivery time and cost of last-mile delivery, our team's experience in aerospace operations provides a competitive advantage in navigating the complex safety and regulatory framework required by the Federal Aviation Administration (FAA). Our knowledge of FAA regulations, extensive certification experience, and the ability to draw upon a vast network of aviation professionals will allow our team to achieve timely certification and set the stage for rapid expansion across the United States.

This combined with the growing acceptance of this technology bodes well not only for consumer product customers, restaurants, and emergency services but also for doctors and patients in need of rapid delivery of medical supplies and prescriptions making deliveries by unmanned aerial vehicles commonplace with no compromise!

Here's what that looks like:


Pre-Operations
1 Site survey
2 Training of personnel
3 Site preparation
4 Weather assessment
5 Day of op readiness verification

And here's how we deliver:


Delivery Process
1 Customer places order on mobile app
2 Package is prepared by retailer
3 Package is submitted to DroneWaiter & loaded from DronePort
4 Drone flies to destination at 30 mph
5 Order is delivered to exact location with QR code
6 Drone returns to DronePort

Image used in this photo is of a prototype product. Deuce Drone is not currently available on the market.

Our business model is based on offering regional operations of drone delivery services on behalf of local retailers. The base operational model is a fee against the value of the product delivered with a minimum delivery cost.

Supplemental revenue streams will include...

- Annual delivery subscriptions that allow for a set number of deliveries per month
- Emergency service support contracts for regions served
- Franchise possibilities utilizing the service model under our name and regulatory approvals to allow faster expansion



THE MARKET

The market opportunity for drone delivery and logistics is significant

Here's a look into some of our market opportunities...

$127B	PwC estimate of the emerging global market for drone-related business services
$100B	Barclays estimate for cost savings related to drone use across industries by 2024
$22-28B	McKinsey estimate for yearly cost savings related to autonomous tech for last mile delivery
$13B	Valuates Reports predicted value of the global drone delivery & logistics market by 2026

Source: PWC Barclay McKinsey

Our primary difference is we are not designers and certifiers of drones. We will source our drone fleet from companies that specialize in the design and manufacture of drones.

This allows us to focus on the key enablers to market introduction of this technology, which are...

1) **Gaining** regulatory approval

2) **Developing** effective, automated flight management systems that handle safe flights, efficient route planning

3) **Providing** building interface systems that allow for safe landing of drones along with package management on both the retail and customer sites.

OUR TRACTION

We're coming up

We are still an early stage company heavily involved in the development of the core technology.

We have signed several committed product launch customers in 2020, including a regional Buffalo Wild Wings Franchisee and Rouses Markets, a regional supermarket chain.





Success To-Date

- Developed automated flight control & precision landing algorithms
- Launched drone delivery service to BB&T Center in Mobile, Alabama
- Signed agreements with Rouses Markets & Buffalo Wild Wings franchisee to test local food delivery
- Began & continue to develop Deuce Drone mobile app, which will allow customers to order same-day drone delivery
- Completed design of DronePort and DroneWaiter for retail drone delivery operations
- **Working directly with FAA to:**
  - **Develop UAS operations for revenue under FAA Part 107**
  - **Aircraft and Operational certification**
  - **Active participant of the FAA ASSURE program to advance unmanned aerial drone technologies and regulations**

Images used in this photo are of a prototype product. Deuce Drone is not currently available on the market.

In addition, we completed in June of 2021 an operational trial of all aspects of the business model completing a revenue drone delivery flight between a food retailer and an office building.

Images used in this graphic below are of a prototype product. Deuce Drone is not currently available on the market.


We're proud to say we've used our drones to deliver fresh smoothies to Alabama politicians

WHY INVEST

Elevate your delivery system

Our vision is to develop the enabling technologies for local operational trials as well as completing the regulatory process within the next 18 months.

Completing this will allow us to begin full revenue-based operations and expansion over the following 36 months on an ever-expanding geographic basis within the United States.


Today we have the ability to fly our drones autonomously

Images used in this photo are of the prototype product. Deuce Drone is not currently available on the market.

Join us, and watch us deliver.


October 2019
Our Company Launches!
Deuce Drone was formed to develop technologies and concepts to improve the cost of last mile package delivery.
May 2020
Completed Friends and Family Round of Financing
We completed a raise of $107,000 from Friends and Family to use for a technology proof of demonstration.
May 2020
First Retail Partner
Deuce Drone partners with Mobile, Alabama, area Buffalo Wild Wings Franchisee for aerial drone delivery of food and beverages.
August 2020
Technology Demonstration Day
Deuce Drone successfully demonstrates automated flight and precision landing while delivering a package of food all by aerial drone.
May 2021
Pre Seed Raise Complete
Deuce Drone completed a raise of $771,017 in pre seed financing to support technology development and additional delivery trials.
June 2021
First Revenue Delivery Under FAA Part 107 Regulation
Completed first revenue delivery of food from a retail center to a business office tower.
Month Year
Launched on StartEngine
Now YOU can own a part of our company!
02/2022
Deuce Drone Begins Certification Journey
FAA Type Certificate Project Application
07/2022
Complete Funding Raise
Target for raising $4M on Start Engine

Meet Our Team



Rhett Ross

Founding Partner, CEO, and Director

Mr. Ross has 30 years of aerospace and engineering management experience, as well as significant expertise in the FAA certification process. Former President and CEO of Continental Aerospace Technologies, Ross is credited with leading the company in five successful acquisitions to add technology and additional product lines. Prior to his role at Continental, Mr. Ross was President of Teledyne Energy Systems, Inc., a manufacturer of thermoelectric, electrolytic hydrogen generation, and fuel cell devices. Mr. Ross is a former member of the Advisory Panel to the U.S. Department of Energy's Laboratory Hydrogen Program Review Team and of the U.S. Congress Office of Technology Assessment Advisory Panel for the Review of Advanced Automotive Technology. He is also the former President of the U.S. Fuel Cell Council.

Mr. Ross's primary role is with The Baypointe Group LLC. He currently serves 10 hours per week in his roles with Deuce Drone.



Philip Burton

Director

As President and CEO of Burton Property Group (BPG), one of the largest real estate development firms in South Alabama, Phillip Burton currently manages a $200 million portfolio throughout the southeast. Prior to his current role, Mr. Burton served as President/CEO of BBMC/MCS Investments, Inc. He is also a founder of the Beverly Burton Scholarship Trust, named in honor of his late mother, which provides college scholarship opportunities to the Boys & Girls Clubs Youth of the Year recipients. He is also a board member of the Mobile Chamber of Commerce and University of South Alabama's Foundation for Research and Commercialization, as well as a member of the YPO Southeastern Chapter.



John Fanning

Director

John W. Fanning, Founding Chairman and CEO of napster, has been a pioneer in Internet Technologies for over 30 years. In addition to his work with Napster on the distributed aggregation of content, he has introduced such net-related innovations as client-server game play, voice over IP, and auto-upgrading/authentication. Since 1994, he has founded numerous successful Internet ventures, including Napster, NetGames, and NetMovies.



Kelton (KJ) Hardict Jr.

Co-Founder/Senior Engineer

A graduate of MIT with a degree in Aerospace Engineering. He is an experienced researcher having conducted research in MIT's Space Propulsion Lab, Human Systems Lab, and Space Systems Lab; he has also spent a summer conducting research in Stanford's Structures and Composites Lab. In industry, KJ has completed two successful intern stints at Northrop Grumman Aerospace Corporation in the roles of Software Engineer and Systems Dynamics Engineer. During his undergraduate career, KJ has also created and grown his brand on YouTube with over 11 million views and 107,000 subscribers. KJ is currently taking a leave of absence from his pursuit of both an Aerospace Engineering Master's Degree and PhD at Stanford University inAutonomous Systems.



Timmy Hussain

Co-Founder/Senior Engineer

Timmy is a PhD student at Stanford University studying Aerospace Engineering. He graduated from MIT with a Bachelors in Aerospace Engineering and a minor in Management from MIT's Sloan School of Management. He has experience working with autonomous systems including the areas of perception, planning and control. Timmy has successfully completed several research positions in these areas holding positions at MIT CSAIL's Interactive Robotics Group, MIT's Human Systems Laboratory and Stanford University's Aerospace Design Laboratory. He is a Fellow with the National GEM Consortium, a Charles Lee Powell Scholar at Stanford and a recipient of the Ronald E. McNair Scholarship at MIT.



Ed Fienga

COO

Ed served in the United States Air Force for 30 years, retiring as a Brigadier General. During his distinguished Air Force career, Ed's responsibilities included Airborne Weapons Director aboard the E-3B Airborne Warning and Control System aircraft, Instructor and Evaluator for ground-based Space Operations systems, squadron and installation commander, and the Air Force Programmer, where he was responsible for formulating the Air Force's 5-year, $650B budget. Upon retirement Ed joined Sehlke Consulting, rising to the Partner and Director of Air Force Programs responsible for strategy and pipeline development, project capture and pursuit, proposal management and customer relations management of on-going efforts. Ed earned an undergraduate degree in Business Administration from the Citadel, Charleston, South Carolina and a master's degree in Human Resource Management and Leadership from Webster University. He has also completed Georgetown University's Government Affairs program, including a 12-month fellowship on the personal staff of a US Senator, graduated from the Belgian Defense College and holds an active Part 107 Remote Pilot Certificate.



Cecilia Lenk, PhD

Director

Ceceilia is the currently the CEO of Netcapital Inc. With over 20 years of senior management experience, Cecilia was formerly Vice President of Technology and Digital Design at Decision Resources Inc., where she oversaw the implementation of new technologies, products, and business processes for the leading biopharma companies. Prior to joining Decision Resources, Cecilia founded a technology firm that built a patented platform for online research. She has managed large-scale and global technology projects in collaboration with leading organizations, including National Geographic Society, National Science Foundation, National Institutes of Health, and Harvard University and has served three terms as a Town Councilor in Watertown, MA. Cecilia has a PhD in Biology from Harvard University and a BA (with honors) from Johns Hopkins University.



Brennan Lincoln

Director

Attorney Lincoln is an Associate at Codelaw, LLC, a law firm specializing in providing business startups and entrepreneurs legal support and advice. During his tenure at Codelaw, Mr. Lincoln has focused on all aspects from business formation to successful fundraising to ongoing compliance services. Prior to his work at Codelaw, Mr. Lincoln spent nearly a decade at John Hancock serving their Boards of Trustees, including providing compliance, legal, and contractual review services.



Bill Haub

Senior Director of Operations

Bill has over thirty years' experience in establishing and improving business processes and systems in aerospace and industrial equipment market segments, as well as significant expertise in FAA certification and air carrier operations. Bill served in the United States Air Force as B-52 Maintenance Technician and has a well-rounded background with Product Engineering, Operations, Continuous Improvement, and Program Management leadership roles with Delta Air Lines, Rolls-Royce PLC, and Continental Aerospace Technologies. Mr. Haub is a graduate of Embry-Riddle Aeronautical University with a degree in Professional Aeronautics and has a MBA from the University of Nebraska – Lincoln. He also has an Airframe and Powerplant License, is has a Six Sigma/Lean Black Belt and a Business Analytics certification.



Abhiram Dapke

Robotics Engineer SUAS

Abhiram (Abhi) is a Robotics graduate from the University of Maryland, College Park. He has experience in Robot Operating System, UAV autopilots, Robot Programming, Motion Planning and perception of autonomous vehicles, kinematics and dynamics of autonomous systems, and Machine Learning. He has implemented incremental heuristic search algorithms on autonomous robots that expedite the navigation between start and goal nodes. During his Masters, Abhi has been a Graduate Research Assistant in the Robotics Realization Lab and is an Arctic Code Vault contributor on GitHub.



Sakshi Singh

Robotics Engineer Sensor Systems

Sakshi Singh graduated from The Ohio State University with a Masters in Electrical and Computer Engineering. Her area of interest lies in computer vision, image processing and robotics. She has hands on experience working on perception in autonomous systems. She is currently working on developing precision landing and obstacle avoidance systems.



Ayokunle Fadamiro

Drone Systems Applications Engineer

Ayo graduated from Auburn University with a M.Sc. in electrical engineering. He has cumulative work experience in various aspects of Electrical Engineering with his recent experience focused on optimizing logic circuits and hardware systems for improved performance. He brings his varied experience and passion for improving system processes to Deuce Drone. As part of the Deuce Drone team, he integrates drone software and hardware components for safe and sustainable drone deliveries.



Akshay Kumar Kutty

Robotics Engineer Mechanical Systems

Akshay Kumar is a graduate of NYU with a degree in Robotics Engineering. He has experience in Robot Mechanics, Gait and Manipulation, Mechanical Designing, Kinematics, and Motion Planning. During his masters, he was a Graduate Assistant mentoring Undergraduates in Soft Robotics Actuation. He was also a Research Assistant in NYU's AI4CE Laboratory researching on Mobile Platform Augmented Reality robots and Small Scaled Modular Autonomous Construction City. Akshay was a Robotics Intern for a Metal Fabrication Company where he was working on building Autonomous mobile robots to perform the NDT process.

Offering Summary

Company	Deuce Drone, Inc.
Corporate Address	358 St. Louis Street, Mobile, AL 36602
Offering Minimum	$10,000.00
Offering Maximum	$4,022,400.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	:	Equity
Security Name	:	Class A Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	4,022,400
Price per Share	:	$1.00
Pre-Money Valuation	:	$16,671,587.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives*

Early Bird, Time Based

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 5% bonus

Early Bird Bonus - Next 7 days | 3% bonus shares

Volume Based

Tier 1 perk ($500+) – 1 free delivery fee within a launched DD Service Area

Tier 2 perk ($1000+) – 5 free delivery fees ($100 or less package value) or 1 month free on DD Annual Subscription Fee

Tier 3 perk ($5,000+) – 6 months free on DD Annual Subscription Fee

Tier 4 perk ($10,000+) – 3% bonus shares) + Tier 2 Perk

Tier 5 perk ($25,000+) – 5% bonus shares + Tier 3 Perk

Tier 6 perk ($50,000+) – 10% bonus shares + 1 year free on DD Annual Subscription Fee

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Deuce Drone, Inc. will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Commomn Stock at $1.00 / share, you will receive 10 additional shares of Class A Common Stock meaning you'll own 110 shares for $100. Fractional units will not be distributed and shares bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

DocuSign Envelope ID: 7A1D971E-669B-409A-9681-53A6C0191ADB

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:17 PM 07/15/2021
FILED 01:17 PM 07/15/2021
SR 20212714321 - File Number 7654779

CERTIFICATE OF INCORPORATION
OF
DEUCE DRONE, INC.
A Delaware corporation

ARTICLE 1

NAME

The name of this corporation is Deuce Drone, Inc. (the "**Corporation**").

ARTICLE 2

REGISTERED OFFICE

The address of the Corporation's registered office in the state of Delaware is 16192 Coastal Highway in the City of Lewis, County of Sussex, zip code 19958. The name of the registered agent at such address upon whom process against this corporation may be served is Harvard Business Services.

ARTICLE 3

PURPOSE

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware (the "**DGCL**") as the same exists or may hereafter be amended.

ARTICLE 4

CAPITAL STOCK

4.1. Authorized Shares. The total number of shares of all classes of stock that the Corporation is authorized to issue is twenty-four million (24,000,000), consisting of (i) seven million (7,000,000) shares of Class A common stock, with a par value of $0.0001 per share (the "**Class A Common Stock**"); and (ii) seventeen million (17,000,000) shares of Class B common stock, with a par value of $0.0001 per share (the "**Class B Common Stock**").

4.2. Rights of Class A Common Stock and Class B Common Stock. The relative powers, rights, qualifications, limitations and restrictions granted to or imposed on the shares of Class A Common Stock and Class B Common Stock are as follows:

(a) Voting Rights.

(i) General Right to Vote Together; Exception. Except as otherwise expressly provided herein or required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders; provided, however, the number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote.

(ii) Votes Per Share. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of

Class A Common Stock shall be entitled to one (1) vote for each such share, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each such share.

(b) Identical Rights. Except as otherwise expressly provided herein or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(i) Dividends and Distributions. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividend or distribution paid or distributed by the Corporation, whether paid in cash, property or shares of the Corporation's capital stock, or whether following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class; provided, however, that in the event a distribution is paid in the form of Class A Common Stock or Class B Common Stock (or rights to acquire such stock), then holders of Class A Common Stock shall receive Class A Common Stock (or rights to acquire such stock, as the case may be) and holders of Class B Common Stock shall receive Class B Common Stock (or rights to acquire such stock, as the case may be).

(ii) Subdivision or Combination. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

(iii) Equal Treatment in a Change of Control or any Merger Transaction. In connection with any Change of Control Transaction (as defined below), shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class. Any merger or consolidation of the Corporation with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class, unless (i) the shares of Class A Common Stock and Class B Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A Common Stock and Class B Common Stock, respectively. Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all

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matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

For purposes of this Certificate of Incorporation, the term "**Change of Control Transaction**" means (i) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exclusive license, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "Change of Control Transaction"; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; and (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction.

(c) Conversion of Class B Common Stock.

(i) Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(ii) Each share of Class B Common Stock shall automatically, without any further action on the part of the holder, convert into one (1) fully paid and nonassessable share of

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Class A Common Stock upon the Involuntary Transfer thereof, as provided in Section 4.2(d) below.

(d) Transfers of Common Stock.

(i) A Transfer (as defined below) of shares of Class B Common Stock shall not cause the conversion of said shares into Class A Common Stock or otherwise change the character of the shares of Class B Common Stock Transferred, unless converted at the request of the holder.

(ii) An Involuntary Transfer of such shares of Class B Common Stock shall cause such shares to automatically convert into shares of Class A Common Stock.

(iii) For purposes of this Certificate of Incorporation, the following terms have the meanings ascribed to them in this Section 4.2(d)(ii):

(A) "**Transfer**" means and includes any sale, transfer, assignment, gift, donation, or other disposition of such shares of Class B Common Stock or any interest therein, or the entry into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment or similar disposition of, any shares of Class B Common Stock owned by a Person or any interest (including a beneficial interest) in any shares of Class B Common Stock owned by a Person, other than an Involuntary Transfer of such shares of Class B Common Stock.

(B) "**Involuntary Transfer**" means any Transfer of shares of Class B Common Stock upon any bankruptcy, assignment for the benefit of creditors, judicial order, legal process, divorce, execution, attachment, enforcement of a pledge or other encumbrance, or otherwise than by a voluntary decision on the part of the holder of the shares of Class B Common Stock to Transfer such securities.

(e) Reservation of Stock. The Corporation shall amend this Certificate of Incorporation from time to time as necessary to increase the number of shares of Class A Common Stock which the Corporation is authorized to issue for the purpose of effecting the conversion of the shares of Class B Common Stock into shares of Class A Common Stock and each holder of shares of Class B Common Stock agrees by acceptance of shares of such class of common stock to vote in favor of any amendment to this Certificate of Incorporation for the purpose of effecting the conversion of the shares of Class B Common Stock into shares of Class A Common Stock.

ARTICLE 5

BOARD OF DIRECTORS

5.1. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors of the Corporation. In addition to the powers and authority expressly conferred upon the Board of Directors by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

5.2. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

5.3. No stockholder will be permitted to cumulate votes at any election of directors.

5.4. Special meetings of the stockholders may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors.

5.5. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, amend, alter or repeal the Corporation's Bylaws. The Corporation's Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation. No Bylaw hereafter legally adopted, amended, altered or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

ARTICLE 6

LIMITATION OF LIABILITY AND INDEMNIFICATION

6.1. Limitation of Personal Liability. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the DGCL or other law of the state of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL or other law of the state of Delaware, as so amended. Neither any amendment nor repeal of this Section 6.1, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this Section 6.1, shall eliminate or reduce the effect of this Section 6.1, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 6.1, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

6.2. Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors and personal and legal representatives. A director's or officer's right to indemnification conferred by this Section 6.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director or officer presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation under this Article 6 or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director's or officer's rights to indemnification or rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director or officer, (or such director's or officer's heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board of Directors.

6.3. Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article 6 shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.

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ARTICLE 7

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter change or repealed any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the laws of the state of Delaware, and all rights conferred upon the stockholders herein are granted subject to this reservation.

ARTICLE 8

BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS.

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE 9

CORPORATE OPPORTUNITIES

The Corporation renounces to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons delineated in (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article 9 will only be prospective and will not affect the rights under this Article 9 in effect at the time of the alleged occurrence of any actions or omission to act giving rise to liability.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 9.

ARTICLE 10

INCORPORATOR

The name and mailing address of the incorporator are as follows:

William P. Ruffa
147 Green Peak Orchard N
East Dorset, VT 05253

I, The Undersigned, for the purpose of forming a corporation under the laws of the state of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 9th day of July 2021.

DocuSigned by:

By: William P. Ruffa, Jr.

698947EDB870431...

William P. Ruffa, Incorporator